FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Register Inscription No. 175

Santiago, April 1, 2014

Ger. Gen. No.  34/2014

Mr.

Carlos Pavez T

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda No. 1449

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of Law 18,045 and the provisions of General Norm N° 30 of the Superintendence, and duly authorized, I hereby inform you of the following significant event:

(i)                  our subsidiary  Empresa Nacional de Electricidad S.A. has subscribed contacts for the construction of the 150 MW Los Condores hydro project, which is located at the VII  region of Chile. The total investment is US$ 661.5 million. The Hydro Power plant will use the resources from the Laguna el Maule reservoir. The plant is expected to begin commercial operation in October 2018;

(ii)                 On April 1, 2014, there was awarded the of civil works contract to the Ferrovial Agroman consortium.

Effects on results of the aforementioned investment are not quantifiable to date.

Sincerely,

Ignacio Antoñanzas Alvear

General Manager

c.c.       Santiago Stock Exchange

             Chilean Electronic Stock Exchange

             Brokers Exchange of Valparaiso

             Banco Santander Santiago – Representatives of Bond Holders

             Risk Rating Commission

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: April 2, 2014